November 29, 2012

VIA COURIER AND EDGAR

RE:	The Blackstone Group L.P.
Form 10-K for the Year Ended December 31, 2011
File No. 1-33551

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Decker:

On behalf of The Blackstone Group L.P. (“Blackstone”), we are responding to your comment letter dated October 29, 2012 regarding our Form 10-K for the Year Ended December 31, 2011.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that references to page numbers in our responses refer to the page numbers of our EDGAR-filed December 31, 2011 Annual Report on Form 10-K (“2011 Form 10-K”).

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

General

1.	Following our telephone conversation and the responses to comments you have already provided, we believe we have a better understanding of aspects of your compensation program, and have the comments below. Where we have asked for explanations of your programs and disclosures below, please provide us with information supplementally, and provide similar explanatory disclosures in future filings. Please also provide us supplementally with a draft of what your disclosures, so revised, would have looked like with respect to 2011.

We acknowledge the Staff’s comment and, where appropriate, have provided the Staff with a draft of what our disclosures, as revised, would have looked like with respect to 2011.

The Blackstone Group LP

345 Park Avenue New York NY 10154

T 212 583 5000 F 212 583 5749

www.blackstone.com

Mr. Rufus Decker

November 29, 2012

Item 11. Executive Compensation

Compensation Elements for Named Executive Officers, page 208

2.	You disclose that indicative participation interests are disclosed to a named executive officer at the beginning of “the relevant” year, but the ultimate cash payments paid to the named executive officers at the end of the year are determined in the discretion of Mr. Schwarzman. We also note your “Determination of Incentive Compensation” disclosure on page 210 where you state that “indicative participation interests disclosed to the named executive officer at the beginning of the year” is one of the factors considered by Mr. Schwarzman in determining an executive officer’s incentive compensation amount. In future filings, please revise your disclosure to explain the intended meaning of the term “relevant” year. To the extent that an executive’s indicative participation interest during the term of an investment gets adjusted annually or otherwise, to reflect, among other things, an executive’s role and performance with respect to a particular investment, so disclose. If true, please state that the indicative participation interest, as adjusted, does not represent a committed percentage of the carried interest, either on a project basis or fund basis.

We will revise in future filings our disclosure regarding the elements of compensation for named executive officers to explain more clearly that the indicative interests that are disclosed to a named executive officer at the beginning of any year represent estimates of the expected percentage participation that such named executive officer may have in the earnings of the relevant business unit(s) for that same year. The relevant disclosure with respect to 2011, as revised, would have been as follows:

“Indicative participation interests for each year were disclosed to a named executive officer at the beginning of such year and represented estimates of the expected percentage participation that such named executive officer would have been expected to have in the relevant business unit(s)’ earnings for that same year.”

We also advise the Staff that the indicative participation interests in the earnings of the firm’s business units disclosed to named executive officers at the beginning of each year relate to the earnings of the business unit itself. They do not relate to any particular investment nor do they represent a committed percentage of the carried interest either on a project basis or fund basis.

3.	Please clarify whether the annual cash payments you describe as “participation interests in the earnings of the firm’s various investment and advisory businesses” under “2. Annual Cash Payments/Deferred Equity Awards” are distinct from the participations in carried interest and incentive fees you describe under “3. Participation in Performance Fees”. For example, are the cash payments under the former related to participation in the performance of an entire business unit or fund, while cash payments under the latter are related to participation in the performance of a particular investment within a fund? Please also disclose where you reflect the annual cash payments and deferred equity awards in the Summary Compensation Table. We note that you disclose that you reflect cash distributions of carried interest and incentive fees in the “All Other Compensation” column.

Mr. Rufus Decker

November 29, 2012

We advise the Staff that the annual cash payments described as “participation interests in the earnings of the firm’s various investment and advisory businesses” under “2. Annual Cash Payments/Deferred Equity Awards” are distinct from the participations in carried interest and incentive fees described under “3. Participation in Performance Fees”.

The “Annual Cash Payments/Deferred Equity Awards” on pages 208-209 refer to bonus and equity compensation to executives based on (a) the prior and anticipated performance of the named executive officer, (b) the prior and anticipated performance of the segments and product lines in which the officer serves and for which he has responsibility, and (c) the estimated participation interests given to the officer at the beginning of the year. As noted below in response to the Staff’s comment 7, cash bonus compensation paid is reflected in the “Bonus” column of the Summary Compensation Table on page 212 and Deferred Equity Awards are reflected in the “Stock Awards” column of the Summary Compensation Table on page 212.

By contrast, the executives’ carried interest or incentive fee compensation results from their respective participation interests in the carry or incentive fee pools generated by our carry funds or the incentive fees of our funds that pay incentive fees. Compensation from these participation interests is reflected in the “All Other Compensation” column of the Summary Compensation Table on page 212.

Summary Compensation Table, page 212

4.	Please include narrative disclosure to accompany the table that clearly explains the reasons why you present cash distributions of carried interest and incentive fees, as opposed to accrued compensation expense, in the “All Other Compensation” column. Provide sufficient disclosure so that investors understand both the advantages and shortcomings of each method of disclosure. For example, while you may believe that cash best correlates with the firm’s distributable earnings, we understand that accrual is consistent with the financial statement disclosure of compensation expense and might better reflect the performance of the funds from which dedicated carried interest compensation is derived, which may be relevant if carried interest compensation, or the operation of a clawback provision to reduce carried interest compensation, is based on fund performance.

We advise the Staff that we will include disclosure accompanying the Summary Compensation Table that more clearly explains the reasons why we present cash distributions of carried interest and incentive fees, as opposed to accrued compensation expense, in the “All Other Compensation” column. A draft of what the revised disclosure would have looked like with respect to 2011 is set forth on Exhibit A.

5.	Please clarify whether the cash amounts shown in the “All Other Compensation” column also include amounts escrowed to help fund potential future “clawback” obligations. If

Mr. Rufus Decker

November 29, 2012

they do not, please explain the basis for excluding these amounts. We note, from your disclosure on page 207, that you typically escrow a portion of all carried interest payments made for this purpose. Please also tell us what consideration you have given to separately disclosing the amount of the cash distribution that is escrowed in a footnote. Please also tell us whether and how the operation of a clawback provision with respect to any compensation currently disclosed in the Summary Compensation Table would impact your future disclosures.

We advise the Staff that the amounts included in the “All Other Compensation” column do include amounts escrowed to help fund future clawback obligations and that a clawback event would reduce the amounts disclosed in “All Other Compensation” in the year that the clawback is realized. We advise the Staff that we do not believe that the inclusion of additional detail regarding the amounts of carried interest payments that have been placed in escrow to address the possibility of a future clawback would meaningfully enhance the ability of the reader to understand the compensation of our named executive officers.

6.	We note your response to comment eight in our letter dated June 11, 2012. We also note that participation in carried interest or incentive fees is a central means of compensating and motivating your named executive officers, as it is for some of your competitors with whom you compete for executive talent (refer to first paragraph of your Participation in Performance Fees” disclosure on page 209). As such, to help the investors better understand the annual compensation earned by your named executive officers, in future filings, please continue to disclose the expense accrual currently found in footnote (b) to the summary compensation table. We note your response to comment 12 in our letter dated May 3, 2012 where you state that footnote disclosure of carried interest or incentive fee allocations on an accrual basis was intended to transition the disclosure.

We acknowledge the Staff’s comment and will continue to include the accrual basis disclosure (as set forth on Exhibit A) in a footnote to the Summary Compensation Table in future filings.

7.	Please explain the basis upon which you have excluded the deferred portions of Mr. Hill’s bonus compensation from the Bonus column of the Summary Compensation Table. Please note that Instruction 4 to Item 402(c) provides that any amount deferred, whether pursuant to a plan established under section 401(k) of the Internal Revenue Code or otherwise, must be included in the appropriate column for the fiscal year in which it is earned. We may have additional comments following the review of your response.

We advise the Staff that we have excluded the deferred portions of Mr. Hill’s bonus compensation from the Bonus column of the Summary Compensation Table because we have reflected the Deferred Equity Awards he received in lieu thereof (including the premium award) in the Stock Awards column for the fiscal year in which it was earned. We have reflected the aggregate grant date fair value of the Deferred Equity Awards computed in accordance with FASB ASC Topic 718 in the Stock Awards column in accordance with the requirements of Item 402(c)(2)(v) of Regulation S-K. We will revise

Mr. Rufus Decker

November 29, 2012

the footnote to the Stock Awards column in future filings to so clarify. We also supplementally advise the Staff that the reason the grant date fair value of the Deferred Equity Awards is different from the cash value of the awards previously disclosed in the footnotes to the Bonus column is because the number of deferred restricted common units granted is determined based on the cash value of the awards, using a 30-day volume weighted average price calculation method and the grant date fair value of awards is computed in accordance with FASB ASC Topic 718. A draft of what the revised disclosure would have looked like with respect to 2011 is set forth on Exhibit A.

8.	Please clarify the nature of the compensation for Mr. Hill as reflected in the “All Other Compensation” column. The disclosure in footnote (b) to the table refers to your carried interest and incentive fee allocations relating to your “Performance Plans”. Disclosure on page 209 states that Mr. Hill did not participate in your “Performance Plans.” If the amounts in the table allocable to Mr. Hill are intended to represent cash payments based upon the performance of your Hedge Fund Solutions business, please clarify this in the footnote and on page 208 where you describe those payments.

Mr. Hill did not participate in the Performance Plans from Blackstone’s initial public offering (IPO) through the end of 2011. The amounts reflected in “All Other Compensation” for Mr. Hill in 2011, 2010 and 2009 represent a combination of residual proceeds received in respect of pre-IPO transactions and clawback in respect of carried interest received in prior years. We will enhance the disclosure in future filings to so clarify and advise the Staff that a draft of what the revised disclosure would have looked like for 2011 is set forth on Exhibit A hereto. Starting in 2012, Mr. Hill did participate in the Performance Plans, and the amounts reflected in “All Other Compensation” for Mr. Hill for 2012 in our 2012 Form 10-K will also include any carried interest and incentive fee allocations relating to such Performance Plans (in addition to any residual proceeds or clawback amounts).

9.	Please tell us supplementally, with a view toward disclosure in future filings, why the Summary Compensation Table shows a negative amount of cash distributed to Mr. Hill in 2010 in the “All Other Compensation” column. For example, did he receive carried interest compensation in an earlier year that became subject to a clawback provision? We may have further comments upon review of your response.

Mr. Hill has $(13,345) in 2010 in “All Other Compensation”. This consists primarily of a clawback on carried interest received in prior years that he was required to pay. We will enhance the disclosure in future filings to so clarify and advise the Staff that a draft of what the revised disclosure would have looked like for 2011 is set forth on Exhibit A hereto.

Mr. Rufus Decker

November 29, 2012

* * *

Please do not hesitate to call me at 212-583-5205 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Laurence A. Tosi
Laurence A. Tosi
Chief Financial Officer

cc:	Securities and Exchange Commission

Ms. Era Anagnosti, Staff Attorney

Ms. Pamela Long, Assistant Director

Ms. Nudrat Salik, Staff Accountant

Mr. Rufus Decker

November 29, 2012

Exhibit A

Information in Response to Comments #4, #6, #7, #8 and #9.

Summary Compensation Table (Marked to Show Changes from the 2011 Form 10-K)

The following table provides summary information concerning the compensation of our Chief Executive Officer, our Chief Financial Officer and each of our three other most highly compensated employees who served as executive officers at December 31, 2011, for services rendered to us during 2011, 2010 and 2009. These individuals are referred to as our named executive officers in this annual report:

Name and Principal Position	Year	Salary	Bonus		Stock Awards (a)	All Other Compensation (b)	Total
Stephen A. Schwarzman	2011	$350,000	$—		$—	$4,609,445	$4,959,445
Chairman and	2010	$350,000	$—		$—	$2,475,766	$2,825,766
Chief Executive Officer	2009	$350,000	$—		$—	$424,073	$774,073

Hamilton E. James	2011	$350,000	$26,193,619		$—	$1,652,811	$28,196,430
President	2010	$350,000	$23,544,962		$—	$850,917	$24,745,879
Chief Operating Officer	2009	$350,000	$19,450,000		$—	$111,740	$19,911,740

J. Tomilson Hill	2011	$350,000	$4,821,378	~~*~~	$7,611,454	$3,057	$12,785,889
Vice Chairman	2010	$350,000	$7,362,500	~~**~~	$8,047,052	$(13,345)	$15,746,207
	2009	$350,000	$6,057,500	~~***~~	$4,499,392	$27,663	$10,934,555

Laurence A. Tosi	2011	$350,000	$5,557,426		$—	$314,290	$6,221,716
Chief Financial Officer	2010	$350,000	$4,650,000		$5,441,075	$62,822	$10,503,897
	2009	$350,000	$3,650,000		$608,064	$2,954	$4,611,018

Joan Solotar	2011	$350,000	$3,244,455		$—	$40,077	$3,634,532
Head of External
Relations and Strategy

~~*~~	~~Amount of bonus after deferral of $6,346,844 pursuant to the Deferred Compensation Plan, which will be reflected in the Grants of Plan-Based Awards table for 2012.~~
~~**~~	~~Amount of bonus after deferral of $6,287,500 pursuant to the Deferred Compensation Plan.~~
~~***~~	~~Amount of bonus after deferral of $4,092,500 pursuant to the Deferred Compensation Plan.~~

(a)	The reference to “stock” in this table refers to Blackstone Holdings Partnership Units or deferred restricted common units. ~~Except as noted for Mr. Hill and Mr. Tosi, amounts for 2011, 2010 and 2009 represent the grant date fair value of stock awards granted in a given year for financial statement reporting purposes in accordance with accounting principles generally accepted in the United States of America (“GAAP”), pertaining to equity-based compensation. The assumptions used in determining the grant date fair value are set forth in Note 15. “Equity-Based Compensation” in the “Notes to Consolidated Financial Statements” in Part II. Item 8. Financial Statements and Supplementary Data.~~

Mr. Rufus Decker

November 29, 2012

In 2012, 2011 and 2010, Mr. Hill received deferred equity awards of, respectively, 534,408, 541,439 and 359,820 deferred restricted common units pursuant to the Deferred Compensation Plan. Mr. Hill’s award of 534,408 deferred restricted common units is reflected in his 2011 stock awards and reflects his 2011 performance and will be reflected in the Grants of Plan-Based Awards table for 2012. Mr. Hill’s award of 541,439 deferred restricted common units is reflected in his 2010 stock awards and reflects his 2010 performance and will be reflected in this year’s Grants of Plan-Based Awards table. Mr. Hill’s award of 359,820 deferred restricted common units is reflected in his 2009 stock awards and reflects his 2009 performance.

In 2011 and 2010, Mr. Tosi received a discretionary equity award of, respectively, 344,154 and 50,000 deferred restricted Blackstone Holdings Partnership Units under The Blackstone Group L.P. 2007 Equity Incentive Plan (“2007 Equity Incentive Plan”). Mr. Tosi’s award of 344,154 deferred restricted Blackstone Holdings Partnership Units is reflected in his 2010 stock awards and in this year’s Grants of Plan-Based Awards table and reflects 2010 performance. Mr. Tosi’s award of 50,000 deferred restricted Blackstone Holdings Partnership Units is reflected in his 2009 stock awards and reflected 2009 performance.

The amounts reported in this column represent the grant date fair value of stock awards granted for financial statement reporting purposes in accordance with accounting principles generally accepted in the United States of America (“GAAP”), pertaining to equity-based compensation. The assumptions used in determining the grant date fair value are set forth in Note 15. “Equity-Based Compensation” in the “Notes to Consolidated Financial Statements” in Part II. Item 8. Financial Statements and Supplementary Data.

(b)	Amounts included for 2011, 2010 and 2009 represent cash payments in respect of carried interest or incentive fee allocations relating to our Performance Plans to the named executive officers in 2011, 2010 and 2009, respectively. We have determined to present compensation relating to carried interest and incentive fees within the Summary Compensation Table in the year in which such compensation is earned (i.e., is actually received or receivable) by the named executive officer under the terms of the relevant Performance Plan. This compensation is generally earned in the same year in which such compensation is actually received by such named executive officer, although the named executive officer may in limited circumstances receive the compensation subsequent to the year in which it was earned (e.g., it becomes payable at the end of 2011 but is paid in 2012). Accordingly, the amounts presented in the table differ from the compensation expense recorded by us on an accrual basis for such year in respect of carried interest and incentive fees allocable to a named executive officer, which accrued amounts are separately disclosed in this footnote to the Summary Compensation Table. We believe that the presentation of the actual amounts of carried interest- and incentive fee-related compensation earned by a named executive officer during the year instead of the amounts

Mr. Rufus Decker

November 29, 2012

of compensation expense we have recorded on an accrual basis, most appropriately reflects the actual compensation received by the named executive officer and represents the amount most directly aligned with the named executive officer’s actual performance. By contrast, the amount of compensation expense accrued in respect of carried interest and incentive fees allocable to a named executive officer can be highly volatile from year to year, with amounts accrued in one year being reversed in a following year, and vice versa, causing such amounts to be less useful as a measure of the compensation actually earned by a named executive officer in any particular year.

To the extent compensation expense recorded by us on an accrual basis in respect of carried interest or incentive fee allocations (rather than cash payments) were to be included for 2011, the amounts would be $31,791,540 for Mr. Schwarzman, $10,889,134 for Mr. James, $20,403 for Mr. Hill, $2,807,397 for Mr. Tosi and $403,854 for Ms. Solotar. ~~These amounts do not reflect actual cash carried interest or incentive fee distributions to the named executive officers during such periods relating to our Performance Plans.~~ For financial statement reporting purposes, the accrual of compensation expense is equal to the amount of carried interest and incentive fees related to performance fee revenues as of the last day of the relevant period as if the performance fee revenues in the funds generating such carried interest or incentive fees were realized as of the last day of the relevant period. ~~Compensation expense may also be negative in the event of a reversal of previously allocated carried interest or incentive fees to certain personnel due to negative adjustments in the unrealized amounts of performance fee revenues. The ultimate amount of actual carried interest or incentive fee distributions that may be generated in connection with such investments and subsequently distributed to our named executive officers may be more or less than the amounts indicated and is not knowable at this time.~~

The amounts reflected in “All Other Compensation” for Mr. Hill represent a combination of residual proceeds received in respect of pre-IPO transactions and clawback in respect of carried interest received in prior years. The $(13,345) for Mr. Hill in 2010 consists primarily of a clawback on carried interest received in prior years that he was required to pay.

With the exception of $85,891 and $149,138 of expenses related to security services for Mr. Schwarzman in 2011 and 2010, respectively, perquisites and other personal benefits to the named executive officers were less than $10,000 and information regarding perquisites and other personal benefits has therefore not been included. As noted above under “—Compensation Discussion and Analysis—Compensation Elements for Named Executive Officers—Other Benefits,” we consider the expenses for security services for Mr. Schwarzman to be for our benefit, and the board of directors of our general partner considers the related expenses to be appropriate business expenses rather than personal benefits for Mr. Schwarzman. Mr. Schwarzman makes business and personal use of a car and driver and he and members of his family also make business and personal use of an airplane in which we have a fractional interest and in each case he bears the full cost of such personal usage. In addition, certain Blackstone personnel administer personal matters for Mr. Schwarzman and he bears the full incremental cost to us of such

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November 29, 2012

personnel. Mr. James makes occasional personal use of an airplane in which we have a fractional interest and he bears the full cost of such personal usage. There is no incremental expense incurred by us in connection with the use of any car and driver, airplane or personnel by either of Messrs. Schwarzman or James, as described above.

During 2011, cash distributions to our named executive officers in respect of Blackstone legacy funds and investments that were not contributed to Blackstone Holdings pursuant to the reorganization were $74.0 million to Mr. Schwarzman, $0.1 million to Mr. James and $10.3 million to Mr. Hill. During 2010, cash distributions to our named executive officers in respect of Blackstone legacy funds and investments that were not contributed to Blackstone Holdings pursuant to the reorganization were $2.5 million to Mr. Schwarzman, $0.1 million to Mr. James and $0.3 million to Mr. Hill. During 2009, cash distributions to our named executive officers in respect of Blackstone legacy funds and investments that were not contributed to Blackstone Holdings pursuant to the reorganization were $7.8 million to Mr. Schwarzman, $0.2 million to Mr. James and $0.8 million to Mr. Hill. During 2011, 2010 and 2009, Mr. Tosi and Ms. Solotar did not receive cash distributions in respect of Blackstone legacy funds and investments that were not contributed to Blackstone Holdings pursuant to the reorganization.